PUBLIC

21001646

SEC
Mail Processing
Section

FEB 22 2021

Washington DC
413

SECU[...]ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2020** (MM/DD/YY) AND ENDING **DECEMBER 31, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **GARY HOCH AGENCY, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2645 ELMWOOD AVE
(No. and Street)

BUFFALO	**NY**	**14217**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY HOCH **716-881-1991**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **GARY HOCH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **GARY HOCH AGENCY, INC.**, as of **DECEMBER 31, 2020** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN THIS 5TH DAY OF FEBRUARY 2021

Signature

CCO
Title

Public Notary

Joseph P Hatch
Notary Public, State of New York
No. 01HA6209230
Qualified in Erie County
Commission Expires July 20, 2021

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders'
of Gary Hoch Agency, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gary Hoch Agency, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Gary Hoch Agency, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Gary Hoch Agency, Inc.'s management. Our responsibility is to express an opinion on Gary Hoch Agency, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gary Hoch Agency, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Gary Hoch Agency, Inc.'s auditor since 2018.

Maitland, Florida

February 4, 2021

Gary Hoch Agency, Inc.
Statement of Financial Condition
December 31, 2020

Assets	
Cash	$ 3,498
Money Market Account at fair market value	50,000
Commission Receivable	22,480
Total Assets	$ 75,978
Liabilities and Shareholders' Equity	
Liabilities	
Accounts payable and accrued expenses	187
Total Liabilities	$ 187
Shareholders' Equity	
Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding	50,000
Retained Earnings	25,791
Total Shareholders' Equity	75,791
Total Liabilities and Shareholders' Equity	$ 75,978

See accompanying notes to financial statements

GARY HOCH AGENCY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

1. THE COMPANY

Gary Hoch Agency, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The company effects transactions in variable contracts and investment company shares (mutual funds) on an application way basis pursuant to 15c-3 subparagraph (k)(1).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Commission Receivable – The Company has commission receivable that arise from mutual fund trails. The Company has not recorded an allowance for commissions receivable since, in the opinion of management, such amounts are fully collectible as they have been recorded based on amounts received in the subsequent month.

Revenue Recognition

Significant Judgments -The Company's revenue consists of Mutual Fund and Variable Annuity commission and trails, Income tax preparation fees and investment income. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions – Commissions from the sale of Mutual Funds and Variable Annuities and 12b-1 Fees are recorded as revenue on the trade date because this is when the Company believes it's performance obligation is fulfilled.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Investments – Investments consist of investment company shares held at an investment company. Investments are recorded at fair market value and any gain or loss is reported in operations in the period realized.

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Income.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Computers	5 years
Equipment, furniture and fixtures	7 years

Income Taxes – The Company does not pay federal income taxes on its income. Instead, the Company's income, deductions and other income tax attributes are reported to each shareholder based on their respective ownership, and included in their respective income tax returns. The Company does, however, pay minimum franchise taxes in each state in which it conducts business. The company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2020. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, receivables, investments, and payables. At December 31, 2020, cash, receivables, and payables, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value. The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance, Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

3 FAIR VALUE continued

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

As of December 31, 2020, all financial instruments are recorded at cost, except the investments, which approximates fair value due to short term maturities. As such, the fair value hierarchy has not been applied to these financial instruments. The investments are valued utilizing level one inputs.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2020:

Computers and Equipment	$ 17,576
Furniture and Fixtures	9,470
	27,046
Less: Accumulated depreciation	(27,046)
	$ --0—

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $ 52,311 which was $ 47,311 in excess of its required net capital of $ 5,000 and a ratio aggregate indebtedness to net capital of 0.36 to 1.

6. INCOME TAX MATTERS

The company, with the consent of its shareholders, has elected to be taxed as an S corporation. These sections of federal and state income tax law provide that, in lieu of a corporate level tax on income, the shareholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no federal taxes have been recognized in the accompanying financial statements. The company is subject to a minimum Franchise tax. As of 12/31/2020, the income tax provisions consists of the following: State Taxes $ 50 Total Income Tax Provision $ 50

6 INCOME TAX MATTERS continued

State Income Taxes are provided for the tax effects of transactions reported in the Financial Statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax basis of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

7. PENSION PLAN

The Company adopted a retirement plan established under the provisions of Section 401K of the Internal Revenue Code effective January 1, 2007. The plan covers substantially all employees who have attained age 21 and have completed one year of service. 1,000 hours of service per year is required to count as 1 year. The Corporation's contributions are entirely discretionary upon the director's approval. Contributions to the plan for the year December 31, 2020 amounted to $ 9,000.

8. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentration of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from large financial institutions from selling financial instruments. Commissions are normally paid within thirty days of the transaction. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents, commissions receivable and accounts receivable.

9. COMMITMENTS AND CONTINGENCIES

The Company leases office and storage space under an operating agreement that expires on December 31, 2020. Total expense amounted to $ 8,400 for the year ended December 31, 2020. No future minimum lease payments are required under the lease as the lease was re-written for one year and a new one will be signed each year for a one year period.

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as

9 COMMITMENTS AND CONTINGENCIES continued

operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its related party office lease and instead has elected to recognize the lease payments as lease cost on a straight-line basis over the lease term. The lease cost is $8,400 relating to the office lease for the year ended December 31, 2020.

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue.

11. RELATED PARTIES

Gary Hoch Agency has contracts with 2 related parties. The first one was entered into in 2016 with an agency owned by a related party for $20,000, which provides administration and consulting services. The second one was entered into in 2016 with a related party for $4,800 who provides consulting and income tax preparation assistance. The Company also rents space from the sole owner at the amount of $ 1,500 per year which is included in office supplies and expense.

12. Other Income

Gary Hoch Agency obtained a Payroll Protection Program (PPP) loan in amount of $7,500 from M&T Bank on 5/14/2020. The Company applied for loan forgiveness from the U.S. Small Business Administration (SBA) and received confirmation of forgiveness on 12/8/2020 from the SBA of the outstanding loan of $7,500 including any accrued interest.